Advanced Series Trust
For the period ended June 30, 2008
File number 811-5186


SUB-ITEM 77C-2
Submission of Matters to a Vote of Security Holders

	Meeting of Shareholders of Advanced Series Trust -
Balanced Asset Allocation Portfolio.

At this meeting the shareholders of the above-referenced
Portfolios approved the following resolutions:

To approve an increase in the investment management fee rate paid to PI and AST Investment Service, Inc. (AST, and together with PI, the Co-Managers) by the Balanced
Portfolio in connection with the implementation of a new investment strategy for the Portfolio.

The voting was as follows:

Affirmative:	  586,790,973.367
Against:	  291,760,076.642
Abstain:	    56,487,526.213


To approve a subadvisory agreement among the Co-Managers and each of Quantitative Management Associates LLC (QMA),
Jennison Associates LLC (Jennison), Prudential Bache Asset
Management (Bache), and Prudential Investment Management,
Inc. (PIM, and collectively with QMA, Jennison, and Bache, the Affiliated subadvisers). QMA, Jennison, Bach, and PIM are affiliates of the Co-Managers.

Affirmative:	720,292,197.591
Against:	136,749,068.536
Abstain:	  77,997,280.095


To approve a revision to the Balanced Portfolio's fundamental investment restriction relating to borrowing in order to permit the Portfolio to borrow money to the extent permitted by the Investment Company Act of 1940, including for investment purposes.

Affirmative:	700,953,108.577
Against:	165,532,913.647
Abstain:	  68,552,523.998